October 19, 2005
Mr. George F. Ohsiek, Jr.
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	MSW Energy Holdings LLC
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 17, 2005
Form 10-Q for Quarterly Period Ended March 31, 2005
Form 10-Q for Quarterly Period Ended June 30, 2005
File No. 333-109049
Dear Mr. Ohsiek:
          We are responding to your letter dated September 30, 2005 (the “Comment Letter”). To facilitate your review, the comment in the Comment Letter is set forth below in bold type and our corresponding response appears below it in ordinary type.
Form 10-K for Fiscal Year Ended December 31, 2004
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11
Debt Covenants, page 15
1.	Reference is made to your presentation of “Proportionate Adjusted EBITDA” and “Proportionate interest expense” on page 15, in the context of discussing certain of your debt covenants. Please revise your disclosure to include:
•	the materiality of the credit agreement and the related covenants;

•	the amount of limit required for compliance with the covenants; and

•	the actual or reasonably likely effects of compliance or non-compliance with the covenants on your financial condition and liquidity.
Refer for guidance to Question 10 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website at www.sec.gov.
Also revise the reconciliation in note (1) to reconcile from cash flows from operations to EBITDA, as opposed to reconciling from operating income. In this regard, to the extent EBITDA or Adjusted EBITDA is presented as a measure of

Mr. George F. Ohsiek, Jr.

October 19, 2005
liquidity, we believe the most directly comparable GAAP measure is cash flows from operations.
Finally, please disclose in a reasonable amount of detail what the adjustment captioned “Ref-Fuel Holdings fair value adjustment amortization and revenue levelization” represents and how the amount of the adjustment is derived.
Response: At the time of the filing of the initial presentation by MSW Energy Holdings LLC (the “Company”) of “Proportionate Adjusted EBITDA” and “Proportionate interest expense”, the credit agreement referenced in comment number 1 above was the Company’s only material debt. In discussing the covenants related to such debt, the Company’s presentation of “Proportionate Adjusted EBITDA” and “Proportionate interest expense” was reviewed by the Staff in 2004 and was accepted by the Staff in MSW Energy Holdings II LLC’s (“MSW II”) April 26, 2004 response to the Staff’s March 11, 2004 comments to MSW II’s Form S-4 (File No. 333-112640-01). Accordingly, in response to comment number 1 above, the Company respectfully refers the Staff to MSW II’s responses to comments 24, 25 and 66 of the Staff’s March 11, 2004 letter. For your convenience, copies of such comments and answers are attached hereto as Exhibit A.
Following the consolidation of the results of Covanta Ref-Fuel Holdings LLC, formerly known as Ref-Fuel Holdings LLC (“Covanta Ref-Fuel”), however, the amount of such debt is significantly less material to the total debt reflected on the balance sheet of the Company. Accordingly, notwithstanding such prior reviews, in response to the Staff’s comment number 1 above, in future filings the Company intends to remove such measurements from its annual or quarterly reports. In the alternative, if the Company elects to provide such information in future filings, it will provide for the reconciliations and additional disclosures noted by the Staff. The Company will review and consider in future filings the purpose and use of such information and the appropriate reconciliations, as viewed by the Staff. Finally, as such presentations have been previously reviewed by the Staff, the Company’s presentations were consistent with such prior reviews, and the Company’s commitment to take into account the Staff’s comment herein in future filings, the Company does not believe it should be required to amend its prior filings.
Contractual Obligations and Commercial Commitments, page 17
2.	Please revise your contractual obligations table in future filings to include estimated interest payments on debt. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission’s MD&A Guidance issued December 19, 2003 available at www.sec.gov.

Mr. George F. Ohsiek, Jr.

October 19, 2005
Response: In response to the Staff’s comment number 2 above, in future filings the Company will revise the contractual obligations table to include estimated interest payments on debt.
Item 8. Financial Statements and Supplementary Data, page 23
Consolidated Balance Sheets, page 25
3.	Please tell us why you began consolidating Ref-Fuel Holdings LLC on April 30, 2004, rather than on December 12, 2003, the date that MSW Energy Holdings II LLC acquired its 50% interest in Ref-Fuel Holdings LLC. In this regard, it is our understanding that as of December 12, 2003, Holdings Corp was the parent company of MSW Energy Holdings II LLC and the managing member of you/MSW Energy Holdings LLC, thus suggesting that you had effective control over Ref-Fuel Holdings as of December 12, 2003. Also tell us how not consolidating this entity until April 30, 2004 is consistent with the fact that push-down basis was applied from Holdings Corp to Ref-Fuel Holdings LLC effective December 12, 2003.
Response: As discussed with the Staff, the foregoing comment was previously made by the Staff in its letter dated April 25, 2005 and responded to by Parent on May 12, 2005 in connection with Covanta Holding Corporation’s, formerly known as Danielson Holding Corporation (“Parent”), Amendment No. 2 to Form S-3 as filed April 8, 2005 (File No. 333-120755) and Form 8-K filed April 7, 2005 (File No. 001-06732). Accordingly, in response to comment number 3 above, the Company respectfully refers the Staff to Parent’s May 12, 2005 response to comment 13 of the Staff’s April 25, 2005 letter.
Notes to Consolidated Financial Statements, page 29
Note 2. Summary of Significant Accounting Policies, page 30
Intangible Assets, page 31
4.	Please tell us in detail how you determined it is appropriate to treat Nitrous Oxide emission allowances as indefinite-lived intangibles. Please ensure you address in your response each of the factors listed in paragraph 11 of SFAS 142 which might limit the useful life of these assets.
Response: Created by the Clean Air Act and implemented by subsequent state and federal regulation, nitrogen oxide (“NOx”) emission allowances represent a regulatory right of the facilities to emit certain levels of NOx indefinitely, subject to change in law. As referenced by the Staff, management applied the guidance of the Financial Accounting Standards Board No. 142 (SFAS 142) Goodwill and Other Intangible Assets in determining that the useful life of the NOx emission allowances was indefinite. Specifically, SFAS 142, paragraph 11 lists various criteria that should be addressed in evaluating the useful life of an asset. These are:

Mr. George F. Ohsiek, Jr.

October 19, 2005
a.	The expected use of the asset by the entity;

b.	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate;

c.	Any legal, regulatory, or contractual provisions that may limit the useful life;

d.	Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions);

e.	The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels); and

f.	The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life).
Since the emission allowances are essential to the operation of the plant and without these allowances, the plants could not operate legally, the requirement of subsection a was satisfied.
Further, management considered the implications of subsection b, relating to the useful life of the underlying assets. The Company concluded that since the allowances were linked to the operations of the plant as a group, rather than a specific plant, the useful life of a plant of 50 years did not limit the useful life of the emission allowances since they could be used in connection with other plants. This position was further supported by the Company’s intention to continue to operate its plants on an ongoing basis.
Under the current legal and regulatory environment, there was no indication that these assets would be limited or changed, and therefore, prior management concluded that subsections c and d did not operate to limit the useful life of such intangible assets.
Prior management reviewed the potential effects of obsolescence, demand, competition, and other economic factors, as required by subsection e, and such analysis did not affect the conclusion that such emission allowances had an indefinite life.
Finally, management concluded that subsection f was not applicable since there was no maintenance required in order to maintain the validity of the emission allowances.
Consequently, since (i) the emission allowances have an effective indefinite life; (ii) the emission allowances were linked to the plant operations, (iii) and the intent was to continue running the

Mr. George F. Ohsiek, Jr.

October 19, 2005
plant, and (iv) management had no reason to believe that emission credit allowance would not be available in the future (in part through its review of the emission reduction credit market), management concluded in accordance with SFAS 142, Paragraph 11 that these assets should be treated as having an indefinite life.
Note 3. Acquisition of Membership Interests in Ref-Fuel Holdings, page 34
5.	Please tell us more about the nature and terms of your obligations under the Duke Agreement. Also tell us whether your obligations under this agreement related to ongoing services provided by Duke Capital Corporation, and if so, tell us your basis for recording this obligation as part of your purchase price allocation.
Response: When Duke Energy was selling its indirect 50% interest in Covanta Ref-Fuel to the Company pursuant to an Equity Purchase Agreement dated as of March 19, 2003 (the “Purchase Agreement”), Duke Energy sought to have its subsidiary, Duke Capital Corporation (“Duke Capital”), released from Duke Capital’s obligations under an existing support agreement (the “Support Agreement”). Pursuant to the Support Agreement and subject to certain limitations, Duke Capital agreed to make 50% of the capital contributions necessary to remedy the occurrence of certain contingent events. Before consummating the transactions under the Purchase Agreement, Duke Capital requested such release but did not obtain it.
To address the resulting issue of Duke Capital being subject to the Support Agreement without having post-closing ownership in Covanta Ref-Fuel and still wishing to close the transaction contemplated by the Purchase Agreement, the Company and Duke Capital entered into an Agreement dated as of June 30, 2003 (the “Duke Agreement”). The Duke Agreement, among other things, provides that for so long as Duke Capital remains obligated on the Support Agreement, the Company will pay to Duke Capital the annual fee described in Note 3 of the Company’s Form 10-K for the fiscal year ended December 31, 2004.
The basis for recording the obligation in purchase accounting was that there is a contract for payments to Duke for the remaining obligation on the Support Agreement which was considered in conjunction with the underlying service agreement. As this payment is a stream which extends over the next fifteen years, it was separately present valued as part of purchase accounting. The asset relating to these on-going services provided by Duke was included as a component of the underlying service agreement which was also valued in purchase accounting.
Note 13. Future Minimum Payments Under Operating Leases, page 43
6.	Please tell us and revise your disclosure to clarify the terms of the “stipulated loss” clause in the Delaware Valley lease. Also tell us and disclose how you account for your obligation under this clause and ensure we understand the basis in GAAP for your accounting. If material, please consider disclosure of the contingent payments and possible contingent payments in your liquidity section of Item 7.

Mr. George F. Ohsiek, Jr.

October 19, 2005
Response: Under the terms of the lease, if Delaware Valley defaults in the payment of rent under the Delaware Valley lease beyond the applicable grace period, then the lessor has the right to pursue one or more of several different remedies provided under the lease. One such remedy of the lessor is the right to recover from Delaware Valley a contractually-specified amount called Stipulated Loss Value B (“Stipulated Loss”). The Stipulated Loss is similar to lease termination liability and is generally intended to provide the lessor with the economic value of the lease, for the remaining lease term, had the default in rent payment not occurred.
The Company accounts for the Delaware Valley lease as an operating lease, and future rent payments under the lease are included in the contracts and commitment table. The Company believes it will continue to operate the Delaware Valley facility in the ordinary course for the entire term of the lease, and will continue to pay rent throughout that period. We do not expect that we will incur an obligation to pay Stipulated Loss. As such, the Company does not believe its liquidity will be affected by Stipulated Loss payments, and does not believe it is meaningful or required to discuss the potential for such payments in its discussion of liquidity under Item 7 since under a probability and magnitude analysis, they are not material.
Note 14. Employee Compensation and Benefit Plans, page 44
7.	Your disclosures here with respect to the American Ref-Fuel Company Retirement Savings Plan appear to be inconsistent with the related disclosures included in note 14 of the separate financial statements you provide for Ref-Fuel Holdings LLC and Subsidiaries. In particular, the description of your “basic contribution” is inconsistent, and so is your disclosure regarding the amount contributed by you to the plan. Please advise and also revise your disclosures to ensure consistency.
Response: While the Staff correctly notes that the clarifying clause, “plus six percent of an employee’s regular earnings in excess of the Social Security Wage Base,” was inadvertently not included in the notes to the financial statements of Covanta Ref-Fuel and subsidiaries, such language was properly included and disclosed in (and as an Exhibit to) the Company’s Form 10-K for the fiscal year ended December 31, 2004. In addition, the expense that was reported in the Company’s footnote, represented the amount of expense that had been incurred for the Plan for the interim period from April 30, 2004 through December 31, 2004, the period for which the results of Covanta Ref-Fuel were consolidated, whereas the results from Covanta Ref-Fuel were for a full year basis. Therefore, the proper disclosure of the basic contribution amount was made by the Company and in future filings the Company will make the appropriate disclosures in all of its applicable filings.
Form 10-K/A for Fiscal Year Ended December 31, 2004
8.	Please re-amend to include the entire Form 10-K in the amended filing, not just the certifications. Please refer to Question 17 of the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 — Frequently Asked Questions available at www.sec.gov.

Mr. George F. Ohsiek, Jr.

October 19, 2005
In connection with filing your amendment, please eliminate reference to your CEO and CFO’s titles in the introductory paragraph of the Section 302 certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K. Also confirm to us that your inclusion of these titles in your Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005 was not intended to limit the capacity in which such individuals provided the certifications.
Response: The Company acknowledges Question 17 of the Frequently Asked Questions (“FAQ 17”) referenced in comment number 8 above. In connection with the acquisition, Parent sought and received certain factual certifications received from the Company’s CEO and CFO for the applicable quarterly period; but not prior periods. Following the acquisition of the Company, the CEO and CFO of the Company who provided the relevant Section 302 certifications have terminated their employment with the Company. Further, given the overly burdensome tasks involved in permitting the current CEO and CFO to make certifications for such prior periods and noting that such certifications were provided at the relevant time, the Company requests that the Staff not require the Company to amend its Form 10-K for the fiscal year ended December 31, 2004 to include the entire Form 10-K. To the extent that the Company is required to amend its annual or quarterly reports in the future, it will include the entire report in accordance with FAQ 17.
In addition, the Company supplementally advises the Staff that inclusion of the CEO and CFO titles in the introductory paragraph of the Section 302 certifications was not intended to limit the capacity in which such officers provided the certifications. The purpose of the inclusion of the titles was merely to identify the principal executive officer and the principal financial officer making the required certifications. In response to the Staff’s comment number 8 above, in future filings the Company will eliminate such references to titles and conform its Section 302 certifications to the format provided in Item 601(b)(31) of Regulation S-K.
Form 8-K filed March 22, 2005
9.	Your disclosure of the ratio of proportionate Adjusted EBITDA to proportionate interest expense for the twelve months ended December 31, 2004 is a non-GAAP financial measure subject to the disclosure and reconciliation requirements of Regulation G. In future filings please accompany non-GAAP financial measures included in your Forms 8-K with:
•	A presentation of the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP); and

•	A reconciliation of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP.

Mr. George F. Ohsiek, Jr.

October 19, 2005
Response: As discussed in the Company’s response to comment number 1 above, the presentation of proportionate Adjusted EBITDA to proportionate interest expense was previously reviewed by the Staff in 2004, and the Company was advised by the Staff that such presentation was acceptable. Notwithstanding such prior reviews, in future filings the Company will either remove such presentation or provide for the appropriate reconciliations.
Form 10-Q for Period Ended June 30, 2005
Part I. Financial Information
Item 1. Consolidated Financial Statements
Notes to the Consolidated Financial Statements, page 8
Note 4. Reclassifications of Prior Periods, page 12
10.	Please tell us in more detail about each of the material reclassifications you made to the prior year’s statements of operations. Ensure we understand how your revised classification in each case complies with GAAP. Also address for each reclassification whether your prior classification complied with GAAP, and if not, why you believe restatement of the prior periods is not required. In filing your Form 10-K amendment for fiscal year ended December 31, 2004, please consider whether any related revisions should be made.
Response: The reclassifications to the financial statements of the Company were made to conform to Parent’s reporting presentation. Under GAAP, management’s judgment is used in preparing the financial statements of an enterprise in order to fairly present the results of operations and financial condition of the reporting company and to ensure that the financial statements are not misleading within the constraints of authoritative accounting literature.
The reclassifications to the Company financial statements were made to follow Parent’s financial statement presentation and management’s philosophy for reporting and analyzing plant operations. Although different from prior management, both presentations were in accordance with GAAP.
The amortization related to the above and below market contracts, which had previously been reported as a reduction to the related revenue, has been reclassified to depreciation and amortization expense to conform to Parent’s reporting. The reclassification represented a decrease to “Waste disposal and related services revenues” of $2.3 million for the six months ended June 30, 2004, and an increase to “Electricity and steam sales” of $9.6 million for the same period. In total, these reclassifications increased depreciation and amortization expense by $7.3 million for that period. Both prior and current management followed the provisions of paragraph 42 of Financial Accounting Standards Board No. 142 (SFAS 142) Goodwill and Other Intangible Assets. Under paragraph 42, the statement discusses the classification of the

Mr. George F. Ohsiek, Jr.

October 19, 2005
amortization expense and indicates that the expense “shall be presented in income statement line items within continuing operations as deemed appropriate for each entity.” Both of these approaches are within the guidelines of SFAS 142.
Scrap metal revenues were disclosed on a separate line of the consolidated statement of operations, and these revenues were combined with the revenue line “Waste disposal and related services revenues.” Scrap metal revenues of $2.1 million equated to approximately 2.7% of total revenues on the Company’s consolidated statement of operations for the six months ended June 30, 2004. This presentation is permitted under Rule 5-03 of Regulation S-X, which provides that if income is derived from more than one of the subcaptions described under §210.5-03.1, each class which is not more than 10% of the sum of the items may be combined with another class.
Following the acquisition of Covanta Ref-Fuel, certain administrative costs and operational costs also were reclassified to provide a uniform method of presentation. Under the Company’s accounting policy, interest expense on project debt ($5.4 million for the six months ended June 30, 2004) and plant interest income ($0.4 million for the six months ended June 30, 2004) were reported below operating income, and marketing expenses and certain personnel expenses at the plant level ($3.3 million for the six months ended June 30, 2004) were part of general and administrative expenses. Under Parent’s financial statement presentation, however, all expenses incurred at the plant level, were considered to be a direct support of their operations. Therefore, interest on project debt was recorded as an operating expense as “Net interest on project debt” with the corresponding debt service revenue recorded as a component of “Waste disposal and related service revenues.” In addition, marketing and plant personnel expenses were included in plant operating expenses. Both methods of presentation are considered appropriate under GAAP.
Reductions for revenue sharing for energy production from municipal clients, of approximately $5.5 million for the six months ended June 30, 2004, were reclassified from “Waste disposal and related service revenues” to “Electricity and steam sales,” in accordance with Parent’s financial statement presentation.
In prior filings, the Company treated the reimbursement of operating expenses from municipal clients as revenues, and these amounts, approximately $0.9 million for the six month ended June 30, 2004, were reclassified to off-set their related operating expenses, in accordance with Parent’s financial statement presentation.
The changes in presentation to the Company’s statement of operations were changes that conform to Parent’s financial statement presentations. Both presentations are acceptable under GAAP and other authoritative guidance. In future filings, the Company will quantify the significant reclassifications, and enhance disclosures around these items to more clearly present to the reader the changes that have occurred.
Note 7. Intangible Assets and Goodwill, page 15

Mr. George F. Ohsiek, Jr.

October 19, 2005
11.	Please tell us why the fair value of your intangible asset titled “electricity and steam contracts,” for purposes of your application of push-down basis, was determined to be significantly less than your December 31, 2004 book balance. Also tell us whether this indicates that you may have incurred an impairment in the value of this intangible during fiscal 2004 or in the first quarter of 2005.
Response: Parent’s May 12, 2005 response to the Staff’s April 25, 2005 comments on Parent’s Amendment No. 2 to Form S-3 as filed April 8, 2005 (File No. 333-120755) and Form 8-K filed April 7, 2005 (File No. 001-06732), addressed the issues the Staff now raises in Parent’s response to comment 14 of the Staff’s April 25, 2005 letter. Accordingly, in response to comment number 11 above, the Company respectfully refers the Staff to Parent’s May 12, 2005 response to comment 14 of the Staff’s April 25, 2005 letter.
Item 4. Controls and Procedures, page 29
12.	In light of your disclosures regarding the material weakness in internal controls over financial reporting at your new parent company, please tell us and revise your disclosure to clarify how you were nonetheless able to conclude that your disclosure controls and procedures were effective as of the end of the period covered by the report.
Response: Management of the Company believes that, when viewed at the Company level, its disclosure controls and procedures were effective at the end of the period covered by the report. At the same time, the Company believed it was appropriate to disclose the existence of the material weakness in internal controls over financial reporting which had been previously reported by Parent, which through a subsidiary acquired control of the Company on June 24, 2005, six days prior to the end of the period covered by the report. The material weakness in internal controls over financial reporting reported at Parent related primarily to fresh start accounting calculations, principally in connection with its international businesses, and was not relevant to the Company’s assessment of the effectiveness of the disclosure controls and procedures at the Company’s level. Accordingly, the Company believes that its existing disclosure was accurate and that a revision of its disclosure with respect to this issue is not required.
          The undersigned understands that this response will be considered confirmation of the undersigned’s awareness of the undersigned’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:
•	MSW Energy Holdings LLC is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Mr. George F. Ohsiek, Jr.

October 19, 2005
•	MSW Energy Holdings LLC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. George F. Ohsiek, Jr.

October 19, 2005
          If you have any questions or comments or require additional information with respect to the matters addressed above, please do not hesitate to contact the undersigned at 973-882-9000 or David S. Stone, our legal counsel, at 312-269-8411.

Very truly yours,

COVANTA HOLDING CORPORATION

/s/ Craig D. Abolt

Craig D. Abolt
Chief Financial Officer

cc:	Timothy J. Simpson
David S. Stone
Covanta Holding Corporation Audit Committee

EXHIBIT A
See attached.

April 26, 2004
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	MSW Energy Holdings II LLC (“MSW Energy II”) Registration Statement on Form S-4 File No. 333-112640-01
Ladies and Gentlemen:
          MSW Holdings II LLC is transmitting herewith via the EDGAR system for filing with the Commission:
          (1) Amendment No. 1 to the Registration Statement on Form S-4 (the “Amendment”) of MSW Energy II (Registration No. 333-112640-01, together with exhibits thereto).
          Set forth below is each of the comments in the Staff’s March 11, 2004 letter in bold and MSW Energy II’s responses, including where applicable, a cross-reference to the location of changes made in response to the Staff’s comment letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.
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MSW ENERGY HOLDINGS II UNAUDITED SUMMARY PRO FORMA CONDENSED CONSOLIDATED FINANCIAL AND OTHER DATA
Proportionate Adjusted EBITDA — Page 16, footnote (6)
24.	Your proportionate presentation of other data on page 14 and adjusted EBITDA on page 16 has no basis in GAAP or economics due to your inability to control the cash flows relating to your equity investee. Please delete all proportionate related information unless yon have a basis through contract or otherwise to control a proportionate share of your investee’s operations.

We have removed all proportionate related information from the summary pro forma condensed consolidated financial and other data. We now present this information only in the “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” under the section entitled “Debt Covenant.” We provide the proportionate representation because proportionate EBITDA is used for our restricted payment and incurrence of debt tests under our indenture.
AMERICAN REF-FUEL SUMMARY CONDENSED CONSOLIDATED FINANCIAL AND OTHER DATA
EBITDA and Adjusted EBITDA — Page 19, footnotes (2) and (3)
25.	Please provide the reconciliation required by Item 10(e)(i)(B) of Regulation S-K for EBITDA and adjusted EBITDA to the most direct comparable GAAP measure which we believe would be cash from operating activities to the extent you arc presenting EBITDA and as adjusted as liquidity measures. Please also present cash flows from operating, investing, and financing activities alongside EBITDA.

Please note that in this Amendment we have presented the financial information of Ref-Fuel Holdings LLC and not American Ref-Fuel Company LLC throughout the document. We believe this appropriate because Ref-Fuel Holdings is the entity in which the issuer has a direct equity ownership interest (see the organizational chart on page 6) and therefore, the presentation of the financial information of Ref-Fuel Holdings and its consolidated subsidiaries (including American Ref-Fuel Company LLC) is more appropriate. We also believe that this presentation is consistent with the requirements of Article 3-09 of Reg S-X.

We have made the requested revisions in this Comment 25 to the Ref-Fuel Holdings financial data. We have provided the reconciliation required by Item 10(e)(i)(B) of Regulation S-K. Also, we have presented cash flows from operating, investing and financing activities data alongside EBITDA. See “Prospectus Summary— Supplemental Information—Ref-Fuel Holdings Summary Condensed Consolidated Financial and Other Data,” page 15.
We have made the requested revisions in this Comment 25 to the Ref-Fuel Holdings financial statements. We have provided the reconciliation required by Item 10(e)(i)(B) of Regulation S-K. Also, we have presented recent cash flows from operating, investing and financing activities data alongside EBITDA. See “Prospectus Summary— Supplemental Information—Ref-Fuel Holdings Summary Condensed Consolidated Financial and Other Data,” page 15.
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Competitive Strengths — Page 52
66.	Please reconcile the non-GAAP measurement of Adjusted EBITDA margin with appropriate GAAP measures of financial performance, explain the nature of the adjustments, and that your measure may not be comparable to the EBITDA measures used by other companies.
We have removed the section “Competitive Strengths” from the prospectus. However, we have included Adjusted EBITDA in other portions of the prospectus, and in such cases, we have reconciled Adjusted EBITDA margin to the appropriate GAAP measures of financial performance and we have explained the nature of the adjustments and that the measure may not be comparable to EBITDA measures used by other companies.
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